Exhibit 4.2
DESCRIPTION OF SECURITIES

Sphere 3D Corp. (the “Company”) authorized capital shares consist of unlimited number of common shares, no par value; unlimited number of Series A Preferred Shares, no par value; unlimited number of Series B Preferred Shares, no par value; unlimited number of Series C Preferred Shares, no par value; unlimited number of Series D Preferred Shares, no par value; unlimited number of Series E Preferred Shares, no par value; unlimited number of Series F Preferred Shares, no par value; unlimited number of Series G Preferred Shares, no par value; and unlimited number of Series H Preferred Shares, no par value. As of March 4, 2024, issued and outstanding were 17,796,326 common shares, and 26,556 Series H Preferred Shares. There are no Series A, Series B, Series C, Series D, Series E, Series F, or Series G Preferred Shares outstanding. The conversion of the outstanding Series H Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, the Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred shares. The Series H Preferred Shares have no voting rights.
The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Business Corporation Act (Ontario) and our Articles and By-laws. The Company encourages you to review its:
•Articles of Amendment dated June 28, 2023;
•Articles of Amendment dated October 1, 2021;
•Articles of Amendment dated July 13, 2021;
•Articles of Amendment dated January 4, 2021;
•Articles of Amendment dated September 29,2020;
•Articles of Amendment dated May 6, 2020;
•Articles of Amendment dated November 6, 2019;
•Articles of Amendment dated July 12, 2019;
•Articles of Amendment dated November 13, 2018;
•Articles of Amendment dated November 5, 2018;
•Articles of Amendment dated September 28, 2018;
•Articles of Amendment dated July 11, 2017;
•Articles of Amalgamation dated March 24, 2015;
•By-law No. 1, as amended; and
•By-law No. 2.
Common Shares
Voting, Dividend and Other Rights. Each outstanding common share entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of common shares have no cumulative voting, pre-emptive, subscription or conversion rights. All common shares to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, the Company has not declared any dividends with respect to its common shares. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. The Company does not anticipate paying cash dividends on the common shares in the foreseeable future.
Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of preferred shares to receive preferential distributions, each outstanding common share may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. Two holders representing not less than 33⅓% of the outstanding common shares constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common shares do not have cumulative voting rights. Therefore, the holders of a majority of the outstanding common shares can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors.
Preferred Shares
Authority of Board of Directors to Create Series and Fix Rights
Under our certificate of amalgamation, as amended, our Board of Directors can issue an unlimited number of preferred shares from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these preferred shares without shareholder approval.
Series H Preferred Shares
The holders of Series H Preferred Shares have the following rights, restrictions and privileges in respect of their preferred shares:
•The Series H Preferred Shares are convertible into 142.857 Sphere 3D common shares for every one Series H Preferred Share. Each holder may convert such holders Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the Sphere 3D common shares beneficially owned by the shareholder, in the aggregate, would not exceed 9.99% of the total number of outstanding Sphere 3D common shares.
•Pursuant to an agreement between the Company and Hertford Advisors Ltd. dated August 11, 2023, there are certain conversion and resale restrictions applicable to the common shares that are issuable upon the conversion of the Series H Preferred Shares during the two-year period ending on December 31, 2024.
•The holders of Series H Preferred Shares are not entitled to receive dividends and are not entitled to voting rights, except as required by law.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors at a meeting of shareholders must provide the Company with timely written notice of their proposal. The Company’s by-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholder’s from making nominations for directors at an annual meeting of shareholders.
Indemnification of Our Executive Officers and Directors
In accordance with the by-laws of the Company, directors and officers are each indemnified by the Company against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Company and have otherwise complied with the provisions of applicable corporate law.